                                                                  EXHIBIT 99.14



                              [ZAPATA LETTERHEAD]

                    ZAPATA CORPORATION ANNOUNCES RESPONSE TO
                  MICHAEL HEISLEY'S RENEWED BID FOR ENVIRODYNE

HOUSTON, TX - AUGUST 13, 1997 - ZAPATA CORPORATION (NYSE: ZAP) announced today that Avram A. Glazer, Zapata's President and Chief Executive Officer, has sent a letter to F. Edward Gustafson, President of Envirodyne Industries, Inc., in response to the renewed offer by a company affiliated with Michael Heisley to purchase the outstanding shares of Envirodyne for $8.50 per share. The letter provides:

         Zapata Corporation, as a 40% shareholder in Envirodyne, believes that it is important for the Board of Directors of Envirodyne to carefully exercise their fiduciary duty to obtain the highest price possible for Envirodyne.

         As we have previously stated, Zapata believes that Envirodyne should put itself up for sale and engage a major nationally recognized investment banking firm to assist in maximizing shareholder value for all Envirodyne shareholders.

         ZAPATA WILL ONLY SUPPORT A SALES PROCESS IN WHICH A LEVEL PLAYING FIELD IS ESTABLISHED FOR ALL POTENTIAL BIDDERS. UNDER THESE CIRCUMSTANCES, ZAPATA WOULD MAKE AN OFFER TO PURCHASE ENVIRODYNE.

         It would be highly inappropriate for Envirodyne to enter into an agreement rewarding any break-up fees to Michael Heisley, a current Envirodyne director with access to non-public inside information, without first attempting to obtain the highest price for all shareholders. This would clearly be adverse to the interests of shareholders and may subject Envirodyne and its directors to significant and detrimental litigation and liability.

         I know that you share with me the goal that all Envirodyne shareholders receive the maximum value for their stock holdings. I look forward to speaking with you soon.

Zapata Corporation owns Zapata Protein Inc., the largest marine protein company in the United States. Zapata's food services operations are conducted through its 40% interest in Envirodyne Industries, Inc. (NASDAQ: EDYN). Envirodyne has major interests in food packaging and the food supplies industry. Zapata was founded by President George Bush in 1954.

Contact: Eric T. Furey, Vice President, General Counsel and Corporate Secretary
         (713) 940-6100 /Fax: (713) 940-6122